FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934

                           For the month of July 2007

                                    ICON plc
                               (Registrant's name)

                                     0-29714
                            (Commission file number)

          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Yes X    No

   Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                    Yes      No X

   Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                    Yes      No X

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                    Yes     No X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

           ICON Acquires DOCS International, Expanding Its
               Contract Staffing Footprint into Europe


    DUBLIN, Ireland--(BUSINESS WIRE)--July 12, 2007--ICON (NASDAQ:
ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced the acquisition of DOCS International, a leading European based clinical research staffing organisation, for a cash consideration of approximately $40 million.

    DOCS International, which operates in eight European countries, focuses on the training and supply of contract and permanent clinical research personnel to the pharmaceutical and biotech industry.

    "The acquisition of DOCS International gives ICON a significant presence in the European clinical research staffing market and creates a strong platform which we can leverage for future expansion. Their experienced management team will bring a wealth of experience in the European market to ICON" commented ICON CEO Peter Gray.

    DOCS International will be integrated with ICON's existing US based staffing business, ICON Contracting Solutions, to form a global business unit. "This will enable ICON to meet the requirements of sponsors for more flexibility when they run clinical projects internally, and give them access to a global pool of talent through one vendor" added Sean Leech, newly appointed President of the expanded ICON Contracting Solutions business unit.

    Pim van de Riet, CEO of DOCS International added "We are delighted to be joining forces with ICON. Our combined knowledge and commitment to the clinical research staffing market will allow us to continue to attract, assess and place talented individuals and teams at all levels of experience on a global basis".

    About ICON plc

    ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON teams have successfully conducted over 1,900 development projects and over 2,300 consultancy engagements across all major therapeutic areas. ICON currently has approximately 4,800 employees, operating from 53 locations in 31 countries.

    About DOCS International

    Founded in 1997, DOCS International is devoted to providing
Staffing Solutions to the Healthcare Industry. These solutions are designed to meet the requirements of both corporate healthcare organisations and individual healthcare professionals.


    CONTACT: ICON plc
             Investor Relations, 1-888-381-7923
             or
             Ciaran Murray, CFO, + 353 -1-291-2000Release

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ICON plc


Date July 12, 2007                        /s/ Ciaran Murray
                                          ---------------------------------
                                          Ciaran Murray
                                          Chief Financial Officer